370 17th Street, Suite 2775
Denver, Colorado 80202
November 23, 2005
Via EDGAR and FACSIMILE
Securities And Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:	DCP Midstream Partners, LP
Registration Statement on Form S-l
Filed September 16, 2005
File No. 333-128378
Dear Mr. Owings:
     On November 22, 2005, DCP Midstream Partners, LP (the “Partnership”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Amendment No. 2 to Form S-1 (File No. 333-128378) (the “Registration Statement”).
     The following responses are for the Staff’s review. For your convenience, we have repeated each comment of the Staff exactly as given in the Staff’s comment letter. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 3 to the Registration Statement.
Management’s Discussion and Analysis, page 70
1.	We note in the discussion on the use of proceeds on pages 10 and 39 that you will distribute approximately $8 million in cash to affiliates of DEFS as reimbursement for capital expenditures incurred by them related to the assets to be contributed to you upon the closing of the offering. However, if does not appear that you have disclosed the facts underlying the reimbursement either in this section or in the Certain Relationships and Related Party Transactions section. Please disclose the material aspects of the arrangement you have had with the affiliates of DEFS for which you are required to reimburse them.

Securities And Exchange Commission
November 23, 2005

RESPONSE: The Partnership has no pre-existing arrangement to reimburse Duke Energy Field Services or any of its subsidiaries or affiliates for capital expenditures incurred by them. In connection with the structuring of the transaction, it was determined that it would be more tax efficient for Duke Energy Field Services to receive a portion of the cash consideration for the assets it will contribute to the Partnership in the form of a reimbursement of capital expenditures incurred by Duke Energy Field Services and its subsidiaries prior to the contribution of these assets to the Partnership at the closing of the offering. We have revised the disclosure on pages 10, 39 and 125 of the prospectus to clearly indicate that the cash payment from the Partnership to Duke Energy Field Services in the form of a reimbursement of previously incurred capital expenditures constitutes a portion of the consideration for the assets to be contributed to the Partnership by Duke Energy Field Services and its subsidiaries.
Exhibits, page II-5
2.	It appears that you have not summarized in the prospectus the material terms of the agreement you have filed as exhibit 10.5. Please revise or advise.
RESPONSE: The Partnership has revised its disclosure as requested. Please see page 128 of the prospectus.
     Should the Staff have any questions or comments, please contact Tom Mason of Vinson & Elkins L.L.P. at (713) 758-4539 or Jeremy Wagers of the same firm at (713) 758-4712.

Securities And Exchange Commission
November 23, 2005

Very truly yours,

DCP MIDSTREAM PARTNERS, LP

DCP MIDSTREAM GP, LP Its General Partner,

DCP MIDSTREAM GP, LLC Its General Partner

By: /s/ Michael J. Bradley
Name: Michael J. Bradley
Title: President and Chief Executive Officer